UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2010

Commission File Number 001-33922

DRYSHIPS INC.

80 Kifissias Avenue

Amaroussion 15125, Athens Greece

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a press release of DryShips Inc. (the “Company”), dated November 17, 2010, DryShips Inc. Reports Financial and Operating Results for the Third Quarter 2010.

Exhibit 1

DRYSHIPS INC. REPORTS FINANCIAL AND OPERATING

RESULTS FOR THE THIRD QUARTER 2010

November 17, 2010, Athens, Greece. DryShips Inc. (NASDAQ: DRYS), or the Company, a global provider of marine transportation services for drybulk cargoes and offshore oil deepwater drilling, today announced its unaudited financial and operating results for the third quarter and nine-month period ended September 30, 2010.

Third Quarter 2010 Financial Highlights

➢

For the third quarter of 2010, the Company reported net income of $49.3 million, or $0.18 basic and diluted earnings per share. Included in the third quarter 2010 results are various items, totaling $49.7 million, or $0.2 per share which are described below. Excluding these items, net income would have amounted to $99.0 million or $0.38 per share.

o

Included in the third quarter 2010 results are non-cash amortization of debt issuance costs, including those relating to our convertible senior notes, totaling $9.4 million, or $0.04 per share.

o

Included in the third quarter 2010 results are various one time gains relating to various claim settlements of $8.7 million, or $0.03 per share.

o

Included in the third quarter 2010 results are losses incurred on our interest rate swaps, amounting to $49.0 million, or $0.19 per share.

➢

Basic earnings per share for the third quarter of 2010 includes a non-cash accrual for the cumulative payment-in-kind dividends on the Series A Convertible Preferred Stock, amounting to $3.4 million, which reduces the income available to common shareholders.

➢

The Company reported adjusted EBITDA of $168.1 million for the third quarter of 2010.1

George Economou, Chairman and Chief Executive Officer of the Company commented:

“We are pleased to report another solid quarter of operating results. The strategic decision to fix out our dry bulk fleet has paid off as our time chartered fleet continues to outperform the spot market. With over 80% of our shipdays in 2011 fixed out at around $37,000 per day we believe we will again outperform the spot market next year. On the ultra deepwater drilling business, the two semi-submersibles continue to perform at high utilization rates on highly profitable contracts.

“The ultra deepwater market has turned a corner in the last couple of months and we believe that current enquiry from operators matches or may even exceed the supply available in 2011. This is even before the full impact of the unfolding regulations in the Gulf of Mexico are felt by the older rigs operating in the region. Asset prices for ultra deepwater rigs with early delivery have strengthened considerably as a result of strong interest to purchase new assets from several drillers.

“After a long hiatus in terms of announced fixtures we are now starting to see deals being concluded and expect the next three to six months to be very active. We believe rates for ultra deepwater rigs bottomed in the low-$400,000 per day range in the third quarter of 2010 and are now trending upwards. The employment contract we announced in October and the Letter of Intent we announced last week reduced our available capacity in 2011 from five rigs to three and we are confident that the remaining three drillships will find employment in the near future. On the financing side we are working with a number of banks on options for the first two drillships and are optimistic that we will obtain the requisite financing in time for the delivery of the first drillship. Ocean Rig is well-positioned in the ultra deepwater drilling sector with the most leverage to the firming market. We remain committed to the sector and believe Ocean Rig UDW is a strong platform to build a leading pure play in the ultra deep water drilling segment.”

Financial Review: 2010 Third Quarter

The Company recorded net income of $49.3 million, or $0.18 basic and diluted earnings per share, for the three-month period ended September 30, 2010, as compared to a net income of $31.4 million, or $0.11 basic and diluted earnings per share, for the three-month period ended September 30, 2009. Adjusted EBITDA, which is defined and reconciled to net income later in this press release, was $168.1 million for the third quarter of 2010 as compared to $139.9 million for the same period in 2009.

Included in the third quarter 2010 results are various items totaling $49.7 million, or $0.2 per share, which are described at the beginning of this press release. Excluding these items, our adjusted net income would have amounted to $99.0 million, or $0.38 per share.

Basic earnings per share for the third quarter of 2010 includes a non-cash accrual for the cumulative payment-in-kind dividends on the Series A Convertible Preferred Stock, amounting to $3.4 million, which reduces the income available to common shareholders.

For the drybulk carrier segment, net voyage revenues (voyage revenues minus voyage expenses) decreased by $6.7 million to $108.1 million for the three-month period ended September 30, 2010, as compared to $114.8 million for the three-month period ended September 30, 2009. For the offshore drilling segment, revenues from drilling contracts increased by $8.7 million to $110.4 million for the three-month period ended September 30, 2010 as compared to $101.7 million for the same period in 2009.

Total vessel and rig operating expenses and total depreciation and amortization decreased to $43.5 million and $48.5 million, respectively, for the three-month period ended September 30, 2010 from $54.5 million and $49.4 million, respectively, for the three-month period ended September 30, 2009. Total general and administrative expenses declined to $18.0 million in the third quarter of 2010 from $22.9 million during the comparative period in 2009.

Interest and finance costs, net of interest income, increased at $18.4 million for the three-month period ended September 30, 2010, compared to $16.3 million for the three-month period ended September 30, 2009.

Recent Events

On October 15, 2010, Ocean Rig UDW Inc. signed agreements relating to a five well contract for exploration drilling off the coast of Ghana and Cote d’Ivoire with subsidiaries of Vanco Overseas Energy Limited for a period of about one year with one drillship, commencing in the second quarter of 2011. Under the agreements, Vanco is operator and LUKOIL Overseas its majority co-venturer. The gross value of the agreements is approximately $160 million, exclusive of agency fees and commissions. The Company has the option to use either the Ocean Rig Corcovado (H1837) or the Ocean Rig Olympia (H1838). The contract may be extended for an additional year prior to the completion of operations on the second well program.

On November 11, 2010, Ocean Rig UDW Inc. received a Letter of Intent for the Eirik Raude from a British exploration company. The Letter of Intent is for a two well contract for exploration drilling offshore the Falkland Islands for a period of about 90 days, commencing in the fourth quarter of 2011, immediately after the completion of the current contract. The gross value is approximately $77 million, exclusive of agency fees and commissions. There are three further optional wells that could extend the contract by 135 days. The contract is subject to final documentation.

In October and November 2010, the Company issued and sold 36,882,000 common shares through its at-the-market offering, resulting in net proceeds of $162,7 million, after deducting various commissions. To date the Company has issued and sold 52,359,400 common shares pursuant to the at-the-market offering, resulting in net proceeds of $226.0 million.

Fleet List

The table below describes our drybulk fleet profile as of November 17, 2010

	Year			Gross rate	Redelivery
	Built	DWT	Type	Per day	Earliest	Latest

Fixed rate employment

Capesize:
Alameda	2001	170,662	Capesize	$21,000	Feb-11	May-11
Brisbane	1995	151,066	Capesize	$25,000	Dec-11	Apr-12
Capri	2001	172,579	Capesize	$61,000	Apr-18	Jun-18
Flecha	2004	170,012	Capesize	$55,000	Jul-18	Nov-18
Manasota	2004	171,061	Capesize	$67,000	Feb-13	Apr-13
Mystic	2008	170,040	Capesize	$52,310	Aug-18	Dec-18
Samsara	1996	150,393	Capesize	$57,000	Dec-11	Apr-12

Panamax:
Amalfi ex. Gemini S	2009	75,000	Panamax	$39,750	Jul- 13	Sept- 13
Avoca	2004	76,629	Panamax	$45,500	Sep-13	Dec-13
Bargara	2002	74,832	Panamax	$43,750	May-12	Jul-12
Capitola	2001	74,816	Panamax	$39,500	Jun-13	Aug-13
Catalina	2005	74,432	Panamax	$40,000	Jun-13	Aug-13
Conquistador	2000	75,607	Panamax	$17,750	Aug-11	Nov-11
Coronado	2000	75,706	Panamax	$18,250	Sep-11	Nov-11
Ecola	2001	73,925	Panamax	$43,500	Jun-12	Aug-12
La Jolla	1997	72,126	Panamax	$14,750	Aug-11	Nov-11
Levanto	2001	73,931	Panamax	$16,800	Sep-11	Nov-11
Ligari	2004	75,583	Panamax	$55,500	Jun-12	Aug-12
Maganari	2001	75,941	Panamax	$14,500	Jul-11	Sep-11
Majorca	2005	74,747	Panamax	$43,750	Jun-12	Aug-12
Marbella	2000	72,561	Panamax	$14,750	Aug-11	Nov-11
Mendocino	2002	76,623	Panamax	$56,500	Jun-12	Sep-12
Ocean Crystal	1999	73,688	Panamax	$15,000	Aug-11	Nov-11
Oliva	2009	75,208	Panamax	$17,850	Oct-11	Dec-11
Oregon	2002	74,204	Panamax	$16,350	Aug-11	Oct-11
Padre	2004	73,601	Panamax	$46,500	Sep-12	Dec-12
Positano	2000	73,288	Panamax	$42,500	Sep-13	Dec-13
Primera	1998	72,495	Panamax	$18,250*	Dec-10	Dec-10
Rapallo	2009	75,123	Panamax	$15,400	Aug-11	Oct-11
Redondo	2000	74,716	Panamax	$34,500	Apr-13	Jun-13
Saldanha	2004	75,707	Panamax	$52,500	Jun-12	Sep-12
Samatan	2001	74,823	Panamax	$39,500	May-13	Jul-13
Sonoma	2001	74,786	Panamax	$19,300	Sept- 11	Nov- 11
Sorrento	2004	76,633	Panamax	$17,300	Sep-11	Dec-11
Toro	1995	73,035	Panamax	$16,750	May-11	Jul-11

Supramax:
Pachino	2002	51,201	Supramax	$20,250	Dec-10	Mar-11
Paros I	2003	51,201	Supramax	$27,135	Oct-11	May-12

Newbuildings

Panamax 1	2011	76,000	Panamax
Panamax 2	2012	76,000	Panamax

* Based on a synthetic time charter

Summary Operating Data (unaudited)

(Dollars in thousands, except average daily results)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2009	2010	2009	2010
Average number of vessels(1)	38.5	37.3	37.8	37.3
Total voyage days for vessels(2)	3,492	3,389	10,125	10,032
Total calendar days for vessels(3)	3,541	3,428	10,326	10,179
Fleet utilization(4)	98.6%	98.9%	98.1%	98.6%
Time charter equivalent(5)	32,887	31,886	29,986	32,266
Vessel operating expenses (daily)(6)	5,536	4,864	5,392	5,134

(1) Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

(2) Total voyage days for fleet are the total days the vessels were in our possession for the relevant period net of off hire days.

(3) Calendar days are the total number of days the vessels were in our possession for the relevant period including off hire days.

(4) Fleet utilization is the percentage of time that our vessels were available for revenue generating voyage days, and is determined by dividing voyage days by fleet calendar days for the relevant period.

(5) Time charter equivalent, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing voyage revenues (net of voyage expenses) by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2009	2010	2009	2010
Voyage revenues	120,584	115,114	325,052	344,283
Voyage expenses	(5,742)	(7,051)	(21,447)	(20,588)
Time charter equivalent revenues	114,842	108,063	303,605	323,695
Total voyage days for fleet	3,492	3,389	10,125	10,032
Time charter equivalent TCE	32,887	31,886	29,986	32,266

 (6) Daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs is calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period.

Financial Statements

Unaudited Condensed Consolidated Statements of Operations

(Expressed in Thousands of U.S. Dollars- except for share and per share data)	Three Months Ended September 30,		Nine Months Ended September 30,
	2009	2010	2009	2010

REVENUES:
Voyage revenues	$120,584	115,114	325,052	$344,283
Revenues from drilling contracts	101,668	110,412	298,348	299,640
	222,252	225,526	623,400	643,923

EXPENSES:
Voyage expenses	5,742	7,051	21,447	20,588
Vessel operating expenses	19,602	16,675	55,680	52,261
Drilling rigs operating expenses	34,855	26,846	100,694	86,354
Depreciation and amortization	49,416	48,547	146,569	144,028
Loss/ (gain) on sale of vessels	-	112	(2,432)	(10,142)
Loss on contract cancellations, net	-	-	211,416	-
General and administrative expenses	22,893	18,049	66,313	62,061

Operating income	89,744	108,246	23,713	288,773

OTHER INCOME / (EXPENSES):
Interest and finance costs, net of interest income	(16,277)	(18,418)	(64,930)	(66,198)
Gain/(loss) on interest rate swaps	(39,305)	(48,962)	20,988	(147,390)
Other, net	1,843	11,270	1,304	4,061
Income taxes	(3,505)	(2,858)	(9,859)	(14,796)
Total other income/(expenses), net	(57,244)	(58,968)	(52,497)	(224,323)

Net income/(loss)	32,500	49,278	(28,784)	64,450

Net income attributable to non-controlling interests	(1,063)	-	(7,178)	-

Net income/(loss) attributable to Dryships Inc.	$31,437	49,278	(35,962)	$64,450

Earnings/(loss) per common share, basic and diluted	$0.11	0.18	(0.21)	$0.21
Weighted average number of shares, basic and diluted	253,824,880	257,034,024	193,621,270	255,693,215

Unaudited Condensed Consolidated Balance Sheets

(Expressed in Thousands of U.S. Dollars)	December 31, 2009	September 30, 2010

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$693,169	$367,141
Restricted cash	350,833	497,210
Trade accounts receivable, net	66,681	42,414
Other current assets	69,967	69,910
Total current assets	1,180,650	976,675

FIXED ASSETS, NET:
Advances for assets under construction and acquisitions	1,174,693	1,753,961
Vessels, net	2,058,329	1,952,586
Drilling rigs, machinery and equipment, net	1,329,641	1,263,794
Total fixed assets, net	4,562,663	4,970,341

OTHER NON CURRENT ASSETS:
Other non-current assets	55,775	90,741
Total non current assets	55,775	90,741
Total assets	5,799,088	6,037,757

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES:
Current portion of long-term debt	1,698,692	1,582,314
Other current liabilities	197,331	198,827
Total current liabilities	1,896,023	1,781,141

NON CURRENT LIABILITIES
Long-term debt, net of current portion	985,992	1,047,105
Other non-current liabilities	112,438	217,956
Total non current liabilities	1,098,430	1,265,061

COMMITMENTS AND CONTINGENCIES	-	-

STOCKHOLDERS’ EQUITY:
Total stockholders’ equity	2,804,635	2,991,555
Total liabilities and stockholders equity	$5,799,088	$6,037,757

Adjusted EBITDA Reconciliation

Adjusted EBITDA represents net income before interest, taxes, depreciation and amortization and gains or losses on interest rate swaps. Adjusted EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by United States generally accepted accounting principles, or U.S. GAAP, and our calculation of adjusted EBITDA may not be comparable to that reported by other companies. Adjusted EBITDA is included herein because it is a basis upon which the Company measures its operations and efficiency. Adjusted EBITDA is also used by our lenders as a measure of our compliance with certain covenants contained in our loan agreements and because the Company believes that it presents useful information to investors regarding a company's ability to service and/or incur indebtedness.

The following table reconciles net income to Adjusted EBITDA:

(Expressed in Thousands of U.S. Dollars)	Three Months Ended September 30, 2009	Three Months Ended September 30, 2010	Nine Months Ended September 30, 2009	Nine Months Ended September 30, 2010

Net income/(loss)	31,437	49,278	(35,962)	64,450

Add: Net interest expense	16,277	18,418	64,930	66,198
Add: Depreciation and amortization	49,416	48,547	146,569	144,028
Add: Income taxes	3,505	2,858	9,859	14,796
Add: Loss/ (gain) on interest rate swaps	39,305	48,962	(20,988)	147,390

Adjusted EBITDA	139,940	168,063	164,408	436,862

Conference Call and Webcast: Thursday, November 18, 2010

As announced, the Company’s management team will host a conference call, on Thursday, November 18, 2010 at 8:00 AM Eastern Standard Time to discuss the Company's financial results.

Conference Call Details

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1(866) 819-7111 (from the US), 0(800) 953-0329 (from the UK) or +(44) 1452 542 301 (from outside the US). Please quote "DryShips".

A replay of the conference call will be available until November 25, 2010. The United States replay number is 1(866) 247- 4222; from the UK 0(800) 953-1533; the standard international replay number is (+44) (0) 1452 55 00 00 and the access code required for the replay is: 2133051#.

A replay of the conference call will also be available on the Company’s website at www.dryships.com under the Investor Relations section.

Slides and Audio Webcast

There will also be a simultaneous live webcast over the Internet, through the DryShips Inc. website (www.dryships.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About DryShips Inc.

DryShips Inc., based in Greece, is an owner and operator of drybulk carriers and offshore oil deep water drilling units that operate worldwide. As of the day of this release, DryShips owns a fleet of 39 drybulk carriers (including newbuildings), comprising 7 Capesize, 30 Panamax and 2 Supramax, with a combined deadweight tonnage of over 3.5 million tons and 6 offshore oil deep water drilling units, comprising of 2 ultra deep water semisubmersible drilling rigs and 4 ultra deep water newbuilding drillships. DryShips Inc.'s common stock is listed on the NASDAQ Global Market where trades under the symbol "DRYS."

Visit our website at www.dryships.com.

Forward-Looking Statement

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charterhire rates and vessel values, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydocking, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by DryShips Inc. with the US Securities and Exchange Commission.

Investor Relations / Media:

Nicolas Bornozis

Capital Link, Inc. (New York)

Tel. 212-661-7566

E-mail: dryships@capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DryShips Inc.
(Registrant)

Dated: November 17, 2010	By: /s/George Economou
George Economou Chief Executive Officer